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COMMISSION FILE No. 1-8887

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March 26, 2002

TransCanada PipeLines Limited
(Translation of Registrant's Name Into English)

450 - 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☒

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

I

        The Management Proxy Circular of the Registrant dated February 26, 2002 and as filed as Exhibit 4.191 to this Form 6-K is hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby is) incorporated by reference into the following registration statements under the Securities Act of 1933 of TransCanada PipeLines Limited.

Form	Registration No.
S-8	33-00958
S-8	333-5916
S-8	333-8470
S-8	333-9130
F-3	33-13564
F-3	333-6132
F-9	333-6748
F-9	333-9610
F-9	333-12898

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA PIPELINES LIMITED
By:	/s/ RHONDDA E.S. GRANT Rhondda E.S. Grant Vice-President and Corporate Secretary

March 26, 2002

3

EXHIBIT INDEX

4.191	Management Proxy Circular of the Registrant.

4

NOTICE OF 2002 ANNUAL MEETING
OF SHAREHOLDERS

         MANAGEMENT PROXY CIRCULAR

February 26, 2002

NOTICE OF ANNUAL MEETING

NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") of the holders of common shares (the "common shares") of TransCanada PipeLines Limited ("TransCanada" or the "Company") will be held at the Round Up Centre, located on the corner of 13th Avenue and Third Street S.E., Calgary, Alberta in Room A-E on Friday, April 26, 2002 at 10:30 a.m. (Mountain Daylight Time).

Holders of common shares are invited to attend the Meeting for the following purposes:

(1)
to receive the consolidated financial statements for the year ended December 31, 2001 and the auditors' report thereon;

(2)
to elect directors;

(3)
to appoint auditors and authorize the directors to fix their remuneration as such; and

(4)
to transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on March 8, 2002 will be entitled to vote at the Meeting.

Shareholders are requested to complete, date, sign and return (in the envelope provided for that purpose) the accompanying form of proxy, for use at the Meeting. To be used at the Meeting, proxies must be received before 4:30 p.m. (Mountain Daylight Time) on Wednesday, April 24, 2002 by TransCanada's transfer agent, Computershare Trust Company of Canada, Stock Transfer Services, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1. Shareholders may also fax their completed proxy or may cast their vote electronically by following the instructions as provided for on the form of proxy and TransCanada shareholder letter.

The 2001 Annual Report, the Management Proxy Circular and a form of proxy accompany this Notice of Meeting.

By Order of the Board of Directors,

RHONDDA E.S. GRANT
Vice-President and Corporate Secretary

Calgary, Alberta
March 26, 2002

    TRANSCANADA PIPELINES LIMITED    i

MANAGEMENT PROXY CIRCULAR

General Information

  This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation of proxies by management of TransCanada PipeLines Limited ("TransCanada" or the "Company") to be used at the annual meeting of holders of common shares of TransCanada (the "common shares") and at any adjournment or adjournments thereof of the meeting (the "Meeting") to be held in Calgary, Alberta on Friday, April 26, 2002, at the place and for the purposes set out in the accompanying Notice of Annual Meeting (the "Notice of Meeting").

  The commencement of mailing to shareholders of this Circular, TransCanada's 2001 Annual Report and the form of proxy for shareholders will be March 26, 2002. The cost of soliciting proxies will be borne by TransCanada. While most proxies will be solicited by mail only, some shareholders may also be contacted by TransCanada employees personally or by telephone. In addition, TransCanada has retained Georgeson Shareholder Communications Canada; 66 Wellington Street West, T-D Tower, Suite 5210, Toronto Dominion Centre, P.O. Box 240, Toronto, Ontario, M5K 1J3 at a fee of approximately $35,000 plus out-of-pocket expenses to aid in the solicitation of proxies from individual and institutional investors in Canada and the United States.

  TransCanada will provide proxy materials to brokers, custodians, nominees and fiduciaries and will request that such materials be promptly forwarded to the beneficial owners of common shares registered in the names of such brokers, custodians, nominees and fiduciaries.

  Unless otherwise stated, the information contained in this Circular is given as of the date hereof and all dollar amounts are in Canadian dollars.

  For those shareholders who cannot attend the Meeting in person, TransCanada has made arrangements to provide a live webcast of the Meeting. Details on how shareholders may view the webcast will be found on the Company website (www.transcanada.com) and will also be provided in a press release prior to the Meeting.

  TransCanada's principal corporate and executive offices are located at 450 - 1st Street S.W., Calgary, Alberta, T2P 5H1.

Information on Voting

Record Date for Notice of Meeting and Provisions Relating to Voting

  The Board of Directors of TransCanada (the "Board") has fixed March 8, 2002 as the record date for the purpose of determining shareholders entitled to receive the Notice of Meeting. The Company will prepare, no later than 10 days following the record date, an alphabetical list of common shareholders who are entitled to vote as of the record date, showing the number of shares held by each such shareholder. Each person named on the list of shareholders is entitled to one vote for each share held. Such list is available for inspection during usual business hours at the office of Computershare Trust Company of Canada ("Computershare"), 600, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8 and will be available for inspection at the Meeting. Shareholders may also cast their vote electronically by following the instructions provided in the enclosed form of proxy and TransCanada shareholder letter.

TRANSCANADA PIPELINES LIMITED    1

Appointment of Proxy Holders

  Shareholders wishing to be represented by proxy at the Meeting must deposit a properly executed proxy with Computershare prior to 4:30 p.m. (Mountain Daylight Time) on Wednesday, April 24, 2002.

  All shares represented by a properly executed and deposited proxy will be voted or withheld from voting on the matters identified in the Notice of Meeting in accordance with the instructions of the shareholder as specified thereon.

  If you have appointed a person who was designated by TransCanada to act and vote on your behalf as provided in the enclosed form of proxy and you do not provide any instructions concerning any matter identified in the Notice of Meeting, the shares represented by such proxy will be voted in favour of:

    (i)
    the election of the persons nominated for election as directors; and

    (ii)
    the appointment of KPMG LLP, Chartered Accountants, as auditors and the authorization of the directors to set their remuneration as such.

  The enclosed form of proxy, when properly signed, confers discretionary authority on the person or persons named to vote on any amendment to matters identified in the Notice of Meeting and on any other matter properly coming before the Meeting. Management is not aware of any such amendment or other matter. If, however, any such amendment or other matter properly comes before the Meeting, the proxies will be voted at the discretion of the person or persons named therein. The persons named in the form of proxy are either officers or directors of TransCanada.

Revocability of Proxies

  A shareholder may revoke a proxy by depositing an instrument in writing executed by such shareholder or such shareholder's attorney authorized in writing (or, in the case of a corporation, by a duly authorized officer or attorney), either at the registered office of TransCanada, 450 - 1st Street S.W., Calgary, Alberta, T2P 5H1, Attention: Corporate Secretary, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chair of the Meeting on the day of the Meeting or an adjournment thereof, or in any other manner permitted by law.

Voting Shares and Principal Shareholders

  At February 26, 2002, there were 477,018,835 common shares outstanding. Each common share carries the right to one vote on any matter properly coming before the Meeting. The common shares are the only class of TransCanada's shares entitled to be voted at the Meeting.

  To the knowledge of the directors and officers of TransCanada, based on information at February 26, 2002, no individual or corporation beneficially owned, directly or indirectly, or exercised control over, more than 10 per cent of the outstanding common shares of TransCanada.

Business to be Transacted at the Meeting

  This Circular contains information relating to the receipt of TransCanada's audited consolidated financial statements, the election of directors and the appointment of auditors.

1.
Financial Statements

  The audited consolidated financial statements of TransCanada for the year ended December 31, 2001 and the report of the auditors thereon will be placed before the Meeting. These audited consolidated financial statements form part of the 2001 Annual Report of the Company, which was mailed to shareholders with the Notice of Meeting and Circular. Additional copies of the 2001 Annual Report, in English or French, may be obtained from the Corporate Secretary of TransCanada upon request and will be available at the Meeting.

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2.
Election of Directors

  TransCanada's restated articles of incorporation provide for the Board to consist of a minimum of 10 and a maximum of 20 directors. The number of directors presently in office is 13. The Board has set the number of directors to be elected at the Meeting at 12. The nominees for election as directors of TransCanada are:

D.D. Baldwin	H.N. Kvisle
R.B. Coleman	D.P. O'Brien
W. Dobson	J.R. Paul
P. Gauthier	H.G. Schaefer
R.F. Haskayne	W.T. Stephens
K.L. Hawkins	J.D. Thompson

  The Governance Committee of the Board reviews annually the qualification of persons proposed for election to the Board and submits its recommendations to the Board for consideration. The persons proposed for nomination are, in the opinion of the Board and in the opinion of management, well qualified to act as directors for the ensuing year. Each nominee has established his or her eligibility and willingness to serve as a director if elected. The persons named in the form of proxy are either officers or directors of TransCanada who intend to vote at the Meeting for the election of the nominees whose names are set forth above unless specifically instructed on the form of proxy to withhold such vote. If, prior to the Meeting, any of the listed nominees becomes unable or unwilling to serve, the persons named in the form of proxy will have the right to use their discretion in voting for a properly qualified substitute. Each director elected will hold office until the next annual meeting or until his or her successor is earlier elected or appointed.

  Set forth in tabular form are the names of the 12 proposed nominees; their municipalities of residence; all positions and offices held by them with TransCanada; their principal occupations or employment during the past five years; the year from which each has continually served as a director of TransCanada or NOVA Corporation ("NOVA") prior to the 1998 merger, as applicable; and the number of each class of securities of TransCanada owned by each of them or over which control or direction is exercised by each of them:

Proposed Nominee(1)	Principal Occupation During the Past Five Years	Director Since	Securities Owned, Controlled or Directed(2)(3)
Douglas D. Baldwin, P. Eng. Calgary, Alberta	Corporate Director. President and Chief Executive Officer, TransCanada, from August 1999 to April 2001. Prior to December 1998, Senior Vice-President and Director, Imperial Oil Limited (integrated energy).	1999	216,490(4)(9)
Ronald B. Coleman Calgary, Alberta	President, R. B. Coleman Consulting Co. Ltd. and Chairman, Dominion Equity Resource Fund Inc. (oil and gas activities).	1998 (director of NOVA since 1987)	18,199(5)(6)

TRANSCANADA PIPELINES LIMITED    3

Wendy Dobson Uxbridge, Ontario	Professor, Rotman School of Management and Director, Institute for International Business, University of Toronto.	1992	14,076(6)
The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C. Québec, Québec	Senior partner, Desjardins Ducharme Stein Monast (law firm). Director, The Royal Bank of Canada, Royal Trust Corporation of Canada, The Royal Trust Company, Rothmans Inc. and Metro Inc. Member, Board of Governors, Royal Military College of Canada. Chairman, Security Intelligence Review Committee and President, Fondation de la Maison Michel Sarrazin.	2002	1,000
Richard F. Haskayne, O.C., F.C.A. Calgary, Alberta

	Chairman of the Board, TransCanada and Chairman, Fording Inc. (coal and wollastinite). Prior to July 1998, Chairman, of NOVA (energy services and commodity chemicals). Until September 1998, Chairman of the board, TransAlta Corporation (electric industry holding company).	1998 (director of NOVA since 1991)	198,144(5)
Kerry L. Hawkins Winnipeg, Manitoba	President, Cargill Limited (grain handlers, merchants, transporters and processors of agricultural products).	1996	13,152(6)(7)

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Harold N. Kvisle, P. Eng. Calgary, Alberta	President and Chief Executive Officer, TransCanada, since May 2001. Executive Vice-President, Trading and Business Development, TransCanada, from June 2000 to April 2001 and Senior Vice-President, Trading and Business Development, TransCanada from April 2000 to June 2000. Senior Vice-President and President, Energy Operations, TransCanada, from September 1999 to April 2000. Prior to September 1999, President, Fletcher Challenge Energy Canada.	2001	251,639(9)(10)
David P. O'Brien Calgary, Alberta	Chairman and Chief Executive Officer, PanCanadian Energy Corporation (oil and gas), since October 2001. Chairman, PanCanadian Energy Corporation, since 1992. Chairman, President and Chief Executive Officer, Canadian Pacific Limited from May 1996 to October 2001. Chief Operating Officer, Canadian Pacific Limited, from February 1995 to May 1996 (transportation, energy and hotels).	2001	10,000
James R. Paul Houston, Texas	Chairman, James and Associates, (private investment firm). Director, AMEC PLC.	1996	12,607(6)
Harry G. Schaefer, F.C.A. Calgary, Alberta	President, Schaefer & Associates (business advisory services). Vice-Chairman of the Board, TransCanada and director of a number of Canadian companies. Chairman, Crestar Energy Inc. (oil and gas producer), from May 1996 to November 2000.	1987	33,099(6)(8)

TRANSCANADA PIPELINES LIMITED    5

W. Thomas Stephens Greenwood Village, Colorado	Corporate Director. Chief Executive Officer, MacMillan Bloedel Limited (forest products) from October 1997 to October 1999. Chairman and Chief Executive Officer, Manville Corporation from 1986 to 1996.	1999	10,290(6)
Joseph D. Thompson, P. Eng. Edmonton, Alberta	Chairman, PCL Construction Group Inc. (general construction contractors). Prior to July 1997, Chairman, President and Chief Executive Officer, PCL Construction Group Inc.	1995	13,158(6)
Notes:
(1)	With the exception of Mr. Paul and Mr. Stephens, who are United States residents, all nominees are Canadian residents.
(2)	The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of TransCanada, has been furnished by each of the nominees. Except as indicated in these notes, the nominees have sole voting and dispositive power with respect to the securities listed above. As to each class of shares of TransCanada, the percentage of outstanding shares beneficially owned by any one director or nominee or by all directors and officers of TransCanada as a group does not exceed 1% of the class outstanding.
(3)	Voting securities include common shares that certain of the directors have a right to acquire through the exercise of stock options that are vested under TransCanada's Key Employee Stock Incentive Plan (1995) ("KESIP") (see Note 5) and common shares the directors have a right to acquire under TransCanada's Share Unit Plan for Non-Employee Directors (1998) (see Note 6), both of which plans are described elsewhere in this Circular.
(4)	The shares listed also include 100 Cumulative Redeemable First Preferred Shares, Series U, 500 Cumulative Redeemable First Preferred Shares, Series Y, and 1500 units of TransCanada Power, L.P.
(5)	Part of the compensation of the directors who were formerly with NOVA was the granting of options under NOVA's Stock Option Plan. As part of the 1998 merger with NOVA, all NOVA options were converted into options of NOVA Chemicals (a separate public commodity chemicals company) and KESIP options of TransCanada. As a result, the directors who were formerly directors of NOVA hold options under KESIP, which is otherwise restricted to employees of TransCanada. Under KESIP, each of these directors has the right to acquire the following shares: Mr. Coleman — 6,184 shares and Mr. Haskayne — 78,144 shares.
(6)	Under the TransCanada Share Unit Plan for Non-Employee Directors (1998), these directors have the right to acquire the following shares: Mr. Coleman — 3,607 shares, Ms. Dobson — 9,076 shares, Mr. Hawkins — 9,433 shares, Mr. Paul — 3,607 shares, Mr. Schaefer — 3,607 shares, Mr. Stephens — 8,290 shares and Mr. Thompson — 9,433 shares.
(7)	The shares listed include 2,500 shares held by Mr. Hawkins' wife.
(8)	The shares listed include 7,234 shares held by a company controlled by Mr. Schaefer's mother, 602 shares held by Mr. Schaefer's wife and 5,487 shares held by a company controlled by Mr. Schaefer's wife. Mr. Schaefer disclaims beneficial ownership of such shares.
(9)	Mr. Kvisle, as an employee of TransCanada, has the right to acquire 218,125 shares due to vested options under KESIP which amount is included under this column. Mr. Baldwin, as former President and Chief Executive Officer, also has the right to acquire 200,000 shares due to vested options under KESIP which amount is included in this column.
(10)	Mr. Kvisle, as an employee of TransCanada, participates in the Employee Stock Savings Plan which is described elsewhere in this Circular; his holdings in this plan and 1000 units of TransCanada Power, L.P. are included in this column. Also included in Mr. Kvisle's holdings are 245 TransCanada shares held in a syndicated basket of investments in which discretionary investment authority has been granted to a third party.

        Mr. Jack M. MacLeod, a member of the TransCanada Board of Directors, passed away due to illness May 18, 2001. Mr. Dominic D'Alessandro resigned from the TransCanada Board of Directors effective January 29, 2002. The Honourable Donald S. Macdonald will retire from the TransCanada Board of Directors effective April 26, 2002. Management and the Board acknowledge with gratitude the valuable contributions of Messrs. MacLeod, D'Alessandro and Macdonald to the Board and the committees on which they served.

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3.
Appointment of Auditors

  The Board recommends that KPMG LLP, Chartered Accountants, be reappointed as TransCanada's auditors to hold office until the close of the next annual meeting and that the directors be authorized to fix their remuneration as such. KPMG LLP have served as the auditors of TransCanada since 1956. The appointment of auditors will be decided by a simple majority of votes cast by holders of common shares at the Meeting.

  The aggregate fees billed by KPMG LLP for audit and audit-related services provided to TransCanada for the 2001 fiscal year were approximately $2.1 million. For non-audit services, fees billed in 2001 were approximately $0.2 million. There were no fees billed to TransCanada by KPMG LLP for information systems design and implementation in 2001.

  Representatives of KPMG LLP will be present at the Meeting, will be given the opportunity to make a statement if they so wish and will respond to appropriate questions.

4.
Shareholder Proposals

  Pursuant to Canadian law, shareholder proposals to be considered for inclusion in the Management Proxy Circular for the 2003 annual meeting of holders of common shares of TransCanada (expected to be held in April 2003) must be received by the Corporate Secretary of TransCanada on or before the close of business on December 27, 2002.

Compensation and Other Information

Compensation of Directors

General

  TransCanada's directors' compensation practices are designed to reflect the size and complexity of TransCanada and to reinforce the emphasis TransCanada wishes to place on linking directors' compensation with shareholder value. TransCanada requires each director to acquire and hold a minimum number of shares of TransCanada equal in value to five times the annual directors' retainer fee. Directors have a maximum of five years to reach this level of share ownership, which can be achieved by direct purchase of that number of shares or by means of directing their retainer fees into TransCanada's Dividend Reinvestment and Share Purchase Plan or into the Share Unit Plan for Non-Employee Directors (1998) (see "Deferred Share Unit Plan for Directors").

Board and Committee Remuneration

  For the financial year ended December 31, 2001, each director who was not an employee of TransCanada, other than the Chair, was paid in quarterly installments in arrears as follows:

Retainer fee	$27,000 per annum
Committee retainer fee	$ 3,000 per annum
Committee Chair retainer fee	$ 4,000 per annum
Board and Committee attendance fee	$ 1,500 per meeting

  The Chair, who was paid none of the other directors' fees outlined above, was paid a retainer fee of $300,000 per annum in respect of his duties as Chair, $3,000 per chaired board meeting, and was reimbursed for certain office and other expenses. The Vice-Chair was paid a retainer fee of $12,000 per annum in respect of his duties as Vice-Chair, in addition to his other director's fees as outlined above. Additionally, eligible directors may receive a grant of units under the Share Unit Plan for Non-Employee Directors (1998) (see "Deferred Share Unit Plan for Directors").

  The Company pays a travel fee of $1,500 per meeting for which round-trip travel time exceeds three hours, and reimburses the directors for out-of-pocket expenses incurred in attending such meetings. Directors who are U.S. residents are paid the same amounts as outlined above in U.S. dollars.

TRANSCANADA PIPELINES LIMITED    7

Deferred Share Unit Plan for Directors

  In November 1998, the Board approved a Share Unit Plan for Non-Employee Directors (1998) ("DSU Plan"), which was amended and restated in October 2000. The DSU Plan allows eligible Board members, on a quarterly basis, to direct their annual directors' retainer fee or, at the discretion of the Governance Committee, other board-related fees, to acquire units representing the right to acquire shares. The DSU Plan also allows for grants of units unrelated to cash retainer and other cash fees, and each eligible director (other than Mr. Baldwin, Mr. O'Brien and Ms. Gauthier) has been granted to date 3,500 units under that section of the plan. Such grants will continue to form part of directors' compensation in the future. Additional units are acquired quarterly in amounts equal to the amount of common shares which could be acquired if dividends were payable on the units and were reinvested in common shares. The units are not eligible for the acquisition of common shares of TransCanada until termination of such directors' service on TransCanada's Board.

Compensation of Officers

Summary Compensation Table

  The following table provides a summary of the remuneration earned by each individual who served as Chief Executive Officer in 2001 and the four other most highly compensated policy-making executive officers of TransCanada serving at December 31, 2001, (collectively, the "Named Executive Officers") for services rendered in all capacities during the financial years ended December 31, 2001, 2000 and 1999. Specific aspects of this compensation are described in the following tables.

	Annual Compensation					Long-Term Compensation
						Awards	Payouts
Name and Principal Position of the Named Executive Officers	Year		Salary ($)	Bonus(1) ($)	Other Annual Compensation(2) ($)	Securities Under Options Granted(3) (#)	LTIP Payouts ($)	All Other Compensation(4) ($)

D.D. Baldwin President and Chief Executive Officer (until May 2001)	2001 2000 1999	(5)	453,000 710,500 367,500	250,000 2,580,000 350,000	0 0 0	0 100,000 100,000	0 0 0	0 0 0

H.N. Kvisle President and Chief Executive Officer (from May 2001)	2001 2000 1999	(6) (7)	627,091 450,006 125,000	950,000 910,000 136,875	32,999 23,694 0	250,000 42,500 195,000	0 0 0	0 0 82,757

R.K. Girling Executive Vice-President and Chief Financial Officer	2001 2000 1999		395,001 355,005 253,794	440,000 750,000 243,750	26,812 53,602 19,668	65,000 45,000 115,000	0 0 0	6,561 6,549 6,546

R.J. Turner Executive Vice-President, Operations and Engineering	2001 2000 1999		412,503 309,660 300,000	340,000 670,000 210,600	45,453 34,173 46,775	50,000 42,500 105,000	0 0 0	0 0 0

A.J. Pourbaix Executive Vice-President, Power Development	2001 2000 1999		290,001 232,506 184,862	440,000 460,000 230,000	13,487 19,291 15,529	65,000 35,000 40,000	0 0 0	0 0 0

A.W.A. Bellstedt Executive Vice-President, Law and General Counsel	2001 2000 1999		315,012 300,036 287,535	260,000 545,000 202,500	20,830 15,002 20,009	45,000 42,500 155,000	0 0 0	0 0 0

        Notes:

  (1)
  Amounts referred to in this table as "Bonus" are paid pursuant to TransCanada's Incentive Compensation Program (described below under "Report on Executive Compensation — Annual Incentive Compensation"). In the year 2000, a one time special performance incentive bonus was included in the bonus total.

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  (2)
  Perquisites and other personal benefits do not, in the aggregate, exceed the lesser of $50,000 and 10 per cent of the total of the annual salary and bonus for any of the Named Executive Officers. The amounts in this column include the value of salary paid in lieu of vacation, flexible benefit credits paid out as cash and TransCanada's contributions under the Employee Stock Savings Plan (described under "Report on Executive Compensation — Employee Stock Savings Plan"). The amounts in this column also include amounts paid to the Named Executive Officers by subsidiaries and affiliates of TransCanada (including directors' fees paid by affiliates and amounts paid for serving on management committees of partnerships in which TransCanada holds an interest).
  (3)
  The amounts in this column reflect the number of stock options granted under KESIP to each of the Named Executive Officers in each of the years referred to. A similar number of performance units were granted in 2001, 2000 and 1999 under the Performance Unit Plan (described under "Report on Executive Compensation — Performance Unit Plan"). For the most recent year, although the stock option grant was approved in February 2002, it is attributable to the Named Executive Officer's 2001 and expected future contributions. Options granted for the 2000 and 1999 calendar years are described in the Management Proxy Circular dated February 27, 2001 and February 29, 2000, respectively. KESIP is described under "Report on Executive Compensation — Key Employee Stock Incentive Plan".
  (4)
  The amounts in this column include amounts contributed by the Company to the Named Executive Officer under the Defined Contribution Pension Plan (described under "Pension and Retirement Benefits") and, in the case of Mr. Kvisle, the amount paid includes a hiring bonus.
  (5)
  Mr. Baldwin left the position of President and Chief Executive Officer of TransCanada April 30, 2001; however, he continued in a transitioning role until June 30, 2001. The salary for 2001 includes $63,000 paid for December 2000.
  (6)
  Mr. Kvisle was appointed President and Chief Executive Officer of TransCanada May 1, 2001 and received a grant of 100,000 stock options upon appointment.
  (7)
  Mr. Kvisle joined TransCanada in September 1999 and was employed at TransCanada for approximately 4 months in 1999.

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Long-Term Incentive Plans — Awards in 2001

  The following table sets forth information regarding long-term incentive plan awards made to the Named Executive Officers during the financial year ended December 31, 2001. See "Description of Plans — Performance Unit Plan" for information with respect to this plan.

Estimated Future Payouts Under Non-Securities Price-Based Plans(3)
Name	Units(1) (#)	Period Until Maturation(2)	Threshold ($ or #)	Target ($ or #)	Maximum ($)

D.D. Baldwin	0 50,000 50,000 100,000	February 25, 2012 February 27, 2011 June 19, 2010 September 20, 2009	N/A N/A N/A N/A	N/A N/A N/A N/A	N/A 45,000 65,000 178,000

H.N. Kvisle	150,000 100,000 42,500 55,000 50,000 90,000	February 25, 2012 March 20, 2011 February 27, 2011 February 28, 2010 February 1, 2010 September 1, 2009	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A	N/A 90,000 38,250 97,900 89,000 160,200

R.K. Girling	65,000 45,000 45,000 50,000 20,000 25,000 25,000 25,162	February 25, 2012 February 27, 2011 February 28, 2010 February 1, 2010 July 29, 2009 March 1, 2009 December 3, 2008 December 9, 2007	N/A N/A N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A N/A N/A	N/A 40,500 80,100 89,000 35,600 44,500 44,500 75,234

R.J. Turner	50,000 42,500 35,000 50,000 20,000 40,000	February 25, 2012 February 27, 2011 February 28, 2010 February 1, 2010 July 29, 2009 March 1, 2009	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A	N/A 38,250 62,300 89,000 35,600 71,200

A.J. Pourbaix	65,000 35,000 20,000 20,000 20,000 17,500	February 25, 2012 February 27, 2011 February 28, 2010 February 1, 2010 March 1, 2009 December 3, 2008	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A	N/A 31,500 35,600 35,600 35,600 31,150

A.W.A. Bellstedt	45,000 42,500 35,000 50,000 20,000 50,000	February 25, 2012 February 27, 2011 February 28, 2010 February 1, 2010 July 29, 2009 February 2, 2009	N/A N/A N/A N/A N/A N/A	N/A N/A N/A N/A N/A N/A	N/A 38,250 62,300 89,000 35,600 89,000

        Notes:

  (1)
  For the most recently completed financial year, the Performance Unit Plan award was approved in February 2002. The award is attributable to the Named Executive Officer for 2001 and expected future contributions. These units are not eligible for any accruals until 2003.

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  (2)
  The exercise period for all units commences upon vesting, which is the third anniversary of the award date and expires on the tenth anniversary of the award date, with the exception of the performance units maturing on February 1, 2010 granted under a one time special performance incentive program and which vested on February 22, 2002. See "Report on Executive Compensation — Performance Unit Plan".
  (3)
  The Human Resources Committee of the Board determined in February 2002 that $.90 will accrue for 2001 in respect of the awards made from 1995 to 2001, which awards are referred to beginning at the second line for each Named Executive Officer. These amounts referred to herein may never be received by the Named Executive Officers. See "Report on Executive Compensation — Performance Unit Plan".

Options Granted During 2001

  The following table sets forth the stock options under KESIP earned and awarded to each of the Named Executive Officers for 2001 and for their expected future contributions. See "Description of Plans — Key Employee Stock Incentive Plan" for information with respect to this plan. Options granted in 2001 and attributable to the executive's performance during the 2000 calendar year are reported in the Management Proxy Circular dated February 27, 2001, and in this Circular under "Compensation of Officers — Summary Compensation Table".

Name	Number of Common Shares Under Options Granted(1)(2)		% of Total Options Granted to Employees in 2001	Exercise Price ($/common share)(3)	Market Value of Common Shares Underlying Options on the Date of Grant ($/common share)	Expiration Date

D.D. Baldwin	0		0	N/A	N/A	N/A

H.N. Kvisle	100,000 150,000	(4)	4.89 7.33	19.30 21.43	19.30 21.39	March 20, 2011 February 25, 2012

R.K. Girling	65,000		3.18	21.43	21.39	February 25, 2012

R.J. Turner	50,000		2.44	21.43	21.39	February 25, 2012

A.J. Pourbaix	65,000		3.18	21.43	21.39	February 25, 2012

A.W.A. Bellstedt	45,000		2.20	21.43	21.39	February 25, 2012

        Notes:

  (1)
  Annual option grants under KESIP awarded to the Named Executive Officers in relation to the 2001 calendar year were approved by the Human Resources Committee of the Board on February 25, 2002 and are reflected in this Circular.
  (2)
  Twenty-five per cent of the options are exercisable upon the award date and twenty-five per cent thereafter on each of the first three anniversary dates of the granting of the option.
  (3)
  The exercise price is equal to the higher of the closing price of TransCanada's common shares on date of the grant and the weighted average closing price of TransCanada's common shares on The Toronto Stock Exchange during the five trading days immediately prior to the date of the grant of the options.
  (4)
  Mr. Kvisle received this grant as part of his promotion to President and Chief Executive Officer.

Aggregate Option Exercises During 2001 and 2001 Year-End Option Values

  The following table summarizes, for each of the Named Executive Officers, the number of stock options, if any, exercised during the financial year ended December 31, 2001, the aggregate value realized upon exercise, the total number of unexercised options, if any, held at February 26, 2002, and the value of unexercised "in-the-money" options at December 31, 2001. The total number of unexercised options shown in the table includes option grants for 2001 which were approved by the Human Resources Committee of the Board on February 25, 2002. The value of unexercised "in-the-money" options at the financial year end is the difference between the exercise price and the closing price of $19.87 per share of TransCanada's common shares on The Toronto Stock Exchange on December 31, 2001. The underlying options have not

TRANSCANADA PIPELINES LIMITED    11

  been and will not necessarily be exercised and the actual gains, if any, on exercise will depend on the value of TransCanada's common shares on the date of exercise.

			Unexercised Options at February 26, 2002 (#)		Value of Unexercised in-the-Money Options at December 31, 2001 $
	Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable

D.D. Baldwin	0	0	200,000	0	513,500	0

H.N. Kvisle	0	0	218,125	269,375	304,612	798,638

R.K. Girling	0	0	183,912	116,250	242,475	710,225

R.J. Turner	3,581	19,427	159,556	101,875	228,923	657,538

A.J. Pourbaix	0	0	87,500	90,000	114,675	317,625

A.W.A. Bellstedt	0	0	154,375	88,125	192,112	657,538

Pension and Retirement Benefits

  The Named Executive Officers participate in TransCanada's non-contributory pension plans (the "Pension Plans"). As of January 1, 2000, all employees of TransCanada participate in a common pension program under which they may select a defined benefit, defined contribution or combination (defined benefit and defined contribution) pension plan benefit. The combination plan, however, was closed to new members of the registered pension plan effective October 1, 2001. Officers and other eligible employees accrue benefits under both a registered pension plan and a supplemental retirement benefit plan.

  The TransCanada Registered Pension Plan, provides:

  (a)
  A Defined Benefit Plan under which the annual pension plan benefits are integrated with Canada Pension Plan benefits and are based on: 1.25% of a person's highest average pensionable earnings up to the Final Average Year's Maximum Pensionable Earnings; plus 1.75% of a person's highest average pensionable earnings in excess of the Final Average Year's Maximum Pensionable Earnings; multiplied by the total number of years credited in the Registered Pension Plan ("Credited Pensionable Service"). Pensionable earnings include base salary and targeted Incentive Compensation payments for officers and actual Incentive Compensation payments to the targeted percentage for other employees. Highest average pensionable earnings are defined as the average annual pensionable earnings during the 36 consecutive months when earnings were highest in the last 15 years prior to termination of employment. Final Average Year's Maximum Pensionable Earnings are defined as the three-year average of the Year's Maximum Pensionable Earnings as determined in accordance with the Canada Pension Plan Act;

  (b)
  A Defined Contribution Plan under which 6% of pensionable earnings are contributed annually by TransCanada to an employee directed investment fund; and

  (c)
  A Combined Plan (the "Combined Plan") which is a combination of the Defined Benefit Plan and the Defined Contribution Plan under which benefits are based on 0.75% of a person's Credited Pensionable Service together with TransCanada contributions to the employee's Defined Contribution Plan in the amount of 3% per annum. As of October 1, 2001, this Plan is no longer an option for new employees.

  Registered pension plan benefits are subject to a ceiling imposed by the Income Tax Act (Canada) of $1,722 per month for each year of Credited Pensionable Service, with the result that benefits cannot be earned in the Registered Pension Plan on salaries above approximately $109,000 per annum.

  Under the Executive Supplemental Pension Plan, officers of TransCanada are entitled to supplementary pension benefits. Under this plan, the annual pension benefit is equal to the amount calculated using a formula of 1.75% multiplied by the officer's Credited Pensionable Service under the plan multiplied by the

12    TRANSCANADA PIPELINES LIMITED

  amount by which the officer's highest average annual earnings exceeds the officer's highest average annual Registered Pension Plan earnings.

  Under the Defined Benefit Plan, the Defined Benefit component of the Combined Plan, the Executive Supplemental Pension Plan, and the Supplemental Pension Plan, a participant will receive the following normal form of pension:

  (a)
  in respect of credited service prior to January 1, 1990, upon retirement, a monthly pension payable for life with 60% continuing thereafter to the participant's designated joint annuitant; and

  (b)
  in respect of credited service on and after January 1, 1990, upon retirement, a monthly pension as described in (a) above and, for unmarried participants or married participants who have so elected and with spousal consent have waived the automatic form of pension, a monthly pension payable for life with payments to the participant's estate guaranteed for the balance of 10 years if the participant dies within 10 years of retirement.

  In lieu of the normal form of pension, a Defined Benefit Plan participant may elect optional forms of pension payment.

	Years of Credited Pensionable Service(1)
Final Average Pensionable Earnings
	10	15	20	25	30	35

$ 200,000	$33,000	$50,000	$66,000	$83,000	$99,000	$116,000

300,000	51,000	76,000	101,000	127,000	152,000	177,000

400,000	68,000	102,000	136,000	170,000	204,000	238,000

500,000	86,000	128,000	171,000	214,000	257,000	300,000

600,000	103,000	155,000	206,000	258,000	309,000	361,000

700,000	121,000	181,000	241,000	302,000	362,000	422,000

800,000	138,000	207,000	276,000	345,000	414,000	483,000

900,000	156,000	233,000	311,000	389,000	467,000	545,000

1,000,000	173,000	260,000	346,000	433,000	519,000	606,000

1,100,000	191,000	286,000	381,000	476,000	572,000	667,000

1,200,000	208,000	312,000	416,000	520,000	624,000	728,000

1,300,000	226,000	338,000	451,000	564,000	677,000	790,000

1,400,000	243,000	365,000	486,000	608,000	729,000	851,000

1,500,000	261,000	391,000	521,000	651,000	782,000	912,000

        Note:

  (1)
  Amounts are rounded to the nearest one thousand dollars.

    Assuming that the Named Executive Officers above remain employed by TransCanada until age 60 and that the Registered Pension Plan and the Executive Supplemental Pension Plan remain in force substantially in their present forms, such officers will have approximately the following listed number of years of Credited Pensionable Service: H.N. Kvisle — 13 years, R.K. Girling — 24 years; R.J. Turner — 31 years, A.J. Pourbaix — 26 years and A.W.A. Bellstedt — 10 years. Under the terms of his employment agreement, Mr. D.D. Baldwin opted not to participate in the Pension Plan.

  The table above sets out for TransCanada officers, the estimated annual Defined Benefit Plan benefits (based on the "joint and 60% survivor" method) payable for credited service under the Defined Benefit Plan and the Executive Supplemental Pension Plan (excluding amounts payable under the Canada Pension Plan) in specified final average pensionable earnings and years of Credited Pensionable Service classifications.

TRANSCANADA PIPELINES LIMITED    13

Employment Contracts

  TransCanada entered into an employment agreement with Mr. D.D. Baldwin when he assumed the responsibilities of President and Chief Executive Officer of the Company in 1999. That agreement was originally expected to end on December 31, 2000 and was extended to June 30, 2001. Under the terms of that agreement and for the period of January 1 to June 30, 2001, Mr. Baldwin was entitled to be paid $3,750 per day for a minimum of 100 days whether or not he worked that amount of days. In addition, Mr. Baldwin is eligible for incentive compensation up to two times his target rate. Mr. Baldwin's agreement also provided for parking and reimbursement for all Company related travel expenses.

Composition of the Human Resources Committee

  The Human Resources Committee of the Board of Directors (the "Committee") is composed of five directors, K.L. Hawkins, Chair, W. Dobson, D.S. Macdonald, W.T. Stephens, and J.D. Thompson, who are neither officers nor former officers of TransCanada or any of its subsidiaries. The Committee is charged with the mandate described under "Other Information — Corporate Governance — Human Resources Committee". The Committee reports to the Board on all material matters considered and approved by it.

Report on Executive Compensation

  When determining the level of executive compensation, the Committee utilizes data prepared by independent compensation consultants. Competitive compensation data for a comparator group comprised of approximately 25 large Canadian companies is referenced. These 25 companies are of similar size and complexity to TransCanada and are representative of the types of organizations with which TransCanada must compete for its executive officers.

  The main objectives of the compensation program for the executive officers of TransCanada are:

  •
  To attract, retain and appropriately motivate the highly qualified workforce necessary to achieve TransCanada's annual and longer-term business objectives; and

  •
  To reinforce the commitment of the executive officers to maximize shareholder value.

  In order to achieve these objectives, the total compensation program for executive officers has several components, each of which is performance-based.

  When determining how TransCanada's compensation program compares against the competitive compensation data, the Committee considers it appropriate that considerable emphasis should be placed on actual performance achievements as measured against pre-established corporate and functional unit goals, as well as individual executive officer performance management objectives which are aligned with those of corporate and functional units.

  The following comprise the components of executive compensation at TransCanada:

  Base Salaries

  Base salaries for executive officers are paid based on market data for similar roles and levels of responsibility within the comparator group. The executive salary levels are determined through annual compensation surveys of TransCanada's comparator group. Individual salaries are determined by each officer's performance contribution to TransCanada, as assessed by the Committee in consultation with the Chief Executive Officer.

  Annual Incentive Compensation

  Annual incentive compensation is designed to link the total cash compensation levels to the achievement of corporate, functional unit and individual goals. The plan provides for annual cash awards based on corporate and functional unit performance and individual contribution to TransCanada's results, measured against objectives that are determined at the beginning of each year. For 2001, the executive officers had several common objectives, financial targets for TransCanada, pipeline and power growth, changes to regulatory framework, health, safety and environmental measures, customer relations and leadership

14    TRANSCANADA PIPELINES LIMITED

  development. The objectives for 2002 include financial targets for TransCanada, growth initiative targets, changes to regulatory framework and safety and environmental measures.

  If threshold performance levels are not reached, no incentive is payable. If target performance levels are reached, the target incentive award is payable. Provision is made in the plan to pay incentives in excess of the target award, to a maximum established by the Board, if performance in a year is exceptional. The factor by which the incentive award is calculated is pro-rated between the threshold, target and maximum award depending on actual performance under each of the components. All awards made to executive officers are subject to the review and approval of the Committee.

  Employee Stock Savings Plan

  Executive officers participate in the Employee Stock Savings Plan on the same basis as all other TransCanada employees. Each employee may direct a payroll deduction toward the purchase of common shares. TransCanada matches the employee-directed purchase in an amount equal to 25% of the employee amount to a maximum additional Company contribution of 1% of the employee's base salary. The shares purchased and the dividends paid on those shares are allocated to the executive's account and vest immediately.

  Key Employee Stock Incentive Plan

  In 1979 TransCanada established for its key employees a stock option program which was amended and restated in April 1995 and May 1998, known as the Key Employee Stock Incentive Plan (1995) ("KESIP"). KESIP is in place until December 31, 2004. Executive officers, as well as other key employees, are eligible to participate in KESIP.

  KESIP is administered by the Committee. The exercise price of options is determined by the Committee at the time options are awarded and is equal to the higher of the closing price of TransCanada's common shares on the date of the grant and the weighted average closing price of the common shares of TransCanada on The Toronto Stock Exchange during the five trading days immediately preceding the date of the grant. Options granted under KESIP normally vest as to 25% on the date of grant and as to 25% on each anniversary thereafter for a period of three years. At the time of awarding an option, the expiry date (the last day on which the option is exercisable, which is 10 years from the date on which it was granted) is established.

  KESIP is a component of the executive officers' total compensation program. KESIP is intended to reinforce executive officer commitment to the long-term growth in profitability of TransCanada and in shareholder value. The size of the annual stock option award to individual executive officers is determined by considering individual performance, level of responsibility, authority and overall importance to the current welfare of TransCanada, and the degree to which each executive officer's long-term potential and contribution will be key to the long-term success of TransCanada. The Committee has flexibility in the determination of the size of the grant and, when making its decisions, takes into account all relevant circumstances including the value of TransCanada's stock option grants in comparison with its competitors. In the case of stock options, executive officers benefit only if the market value of the stock subject to the option at the time of exercise is greater than that at the time of the award.

  The total number of common shares reserved for issuance under KESIP was increased to 25,000,000 effective July 3, 1998. Under KESIP approximately 15,723,155 common shares were issuable under outstanding options at February 26, 2002.

  Performance Unit Plan

  In 1995 TransCanada established a Performance Unit Plan (the "Performance Unit Plan"), which is administered by the Committee. Executive officers, as well as other key employees, are eligible to participate in the Performance Unit Plan.

  Under the Performance Unit Plan, a performance unit accrues annually a cash amount which is no greater than the dividends paid on a common share in a financial year if TransCanada's total shareholder return is equal to or greater than that of the peer group index for such financial year or, if TransCanada's total

TRANSCANADA PIPELINES LIMITED    15

  shareholder return is less than that of the peer group index for such year, such lesser amount, if any, as may be determined by the Committee.

  A performance unit may be exercised for the amount accrued on the unit beginning on the third anniversary of the award date, the vesting date, and is deemed to be exercised automatically on the tenth anniversary of the award date. However, at the time of exercise the market price of a common share plus the amount accrued on the unit must be equal to or greater than the market price of a common share on the award date of the unit, and a KESIP option, awarded on the same date as the unit, must have been previously exercised provided such exercise was not prior to the unit's vesting date.

  On the same date as the Committee determines the number of stock options to be awarded under the terms of KESIP, it also may determine the number of units to be granted under the Performance Unit Plan. The purpose of the Performance Unit Plan is to tie a portion of executive compensation to TransCanada's performance in relation to both share price and dividend payments.

  As at February 26, 2002, 11,213,487 units under the Performance Unit Plan were outstanding.

  Total Compensation

  If the corporate and individual/team executive officer performance targets are exceeded it is intended that executive officer total cash compensation be competitive with the total cash compensation levels of other top performing individuals within similar Canadian organizations and/or Canadian organizations with which TransCanada competes for staff. The more senior the executive officer the more closely total compensation is tied to the performance of TransCanada as a whole. Accordingly, a higher proportion of the total compensation package is at risk for the executive officer.

  Compensation of the Chief Executive Officer

  Mr. Kvisle's compensation is established with reference to the comparator group described above. The Committee makes recommendations to the Board regarding Mr. Kvisle's compensation on the same performance-related basis as for the other executive officers. Mr. Kvisle's compensation has the same components as those described for the other members of the executive officer group: base salary, incentive compensation, stock savings plan, KESIP and Performance Unit Plan participation.

  As described under "Compensation of Officers — Employment Contracts", Mr. Baldwin's compensation was determined by the terms of his employment contract with TransCanada and was reviewed upon each contract renewal.

  In 2001, Mr. Baldwin was paid a base salary of $65,000 per month for the period of January 1 to June 30, 2001. Mr. Baldwin is also entitled to incentive compensation of up to two times the target payment for his service in 2001.

  Submitted by the Human Resources Committee of the Board:

K.L. Hawkins (Chair)	W.T. Stephens
W. Dobson	J.D. Thompson
D.S. Macdonald

16    TRANSCANADA PIPELINES LIMITED

Performance Graph

  The following chart compares TransCanada's five-year cumulative total shareholder return to the TSE 300 composite index (assuming reinvestment of dividends and considering a $100 investment on December 31, 1996 in TransCanada's common shares). In July 1998, TransCanada and NOVA merged and then split off the commodity chemicals business formerly carried on by NOVA as a separate public company. Under the terms of the arrangement, NOVA continued to conduct the commodity chemicals business and TransCanada shareholders received 0.2 of a NOVA common share for each TransCanada share held. Based on a valuation approach derived from the use of ten day weighted average prices, the fair market value of a NOVA common share was $27.85. For the purposes of determining TransCanada's five-year cumulative total shareholder return, $5.57 (being 0.2 of $27.85) is assumed to be re-invested in TransCanada common shares on July 3, 1998.

	Dec 31, 1996	Dec 31, 1997	Dec 31, 1998	Dec 31, 1999	Dec 31, 2000	Dec 31, 2001	Compound Annual Growth

TransCanada	100.0	139.0	122.9	72.4	107.2	129.8	5.4%

TSE 300	100.0	115.0	113.2	149.0	160.1	140.0	7.0%

Corporate Governance

  The Board and the members of TransCanada's management are committed to the highest standard of corporate governance. TransCanada's corporate governance practices comply with the Guidelines for Improved Corporate Governance adopted by The Toronto Stock Exchange. TransCanada's principal objective in directing and managing its business and affairs is to enhance shareholder value. TransCanada believes that effective corporate governance improves corporate performance and benefits all shareholders.

  TransCanada's "Statement of Corporate Governance Practices" is attached to this Circular as Appendix "A". It has been approved by the Governance Committee of the Board and by the Board as a whole. Additional information on TransCanada's Board and its committees is set forth below. The Board has also approved a detailed set of corporate governance guidelines that describe TransCanada's governance regime. A copy of those guidelines are available on request by contacting the Corporate Secretary at TransCanada's corporate office in Calgary.

  The Board discharges its responsibilities directly and through committees. At regularly scheduled meetings, members of the Board and management discuss a broad range of issues relevant to TransCanada's strategy

TRANSCANADA PIPELINES LIMITED    17

  and business interests. In addition, the Board receives reports from management on TransCanada's operational and economic performance. The Board had eight scheduled meetings in 2001 and unscheduled meetings are held from time to time as required. There were twelve meetings of the Board in 2001.

  Board Assessment

  The Board annually evaluates its performance and that of individual directors through self assessment questionnaires and through formal interviews based on the results of the annual directors' questionnaire and the Company's individual director's terms of reference, of each director and each executive officer of the Company by the Chair of the Board. The performance of the Chair is evaluated against his mandate by the Chair of the Governance Committee by means of formal interviews of each other director.

  Description of the Board of Directors Committees and their Mandates

  The Board has four standing committees: the Audit and Risk Management Committee; the Governance Committee; the Health, Safety and Environment Committee; and the Human Resources Committee. All members of all Committees with the exception of Mr. D.D. Baldwin are unrelated directors. The Board does not have an Executive Committee.

  Audit and Risk Management Committee

  This committee reviews TransCanada's audited consolidated financial statements and selected corporate disclosure documents including the Annual Report, the Annual Information Form, all prospectuses, other offering memoranda, and any financial statements required by regulatory authorities, before they are approved by the Board. It reviews and recommends to the Board the appointment of the external auditor, the public release of quarterly financial results, and monitors the accounting, financial reporting, control and audit functions; the committee also reviews risk management policies, reviews and approves the funding, investment objectives and choice of investment managers for all Canadian pension plans and considers and approves any changes to those plans relating to financial matters. In addition, the Audit and Risk Management Committee reviews issues relating to legal and regulatory responsibilities in order to ensure compliance.

  The Audit and Risk Management Committee reviews the audit plans of the internal and external auditors and meets with them, in each case independently of management. The committee questions the external auditor and receives and reviews a written statement on its independence based on criteria found in the recommendations of the Canadian Institute of Chartered Accountants and the rules of the United States Securities and Exchange Commission and considers whether the provision of non-audit services is compatible with maintaining the auditor's independence. The committee also approves any material non-audit engagement of the external auditor. In addition, it reviews and reports to the Board on TransCanada's risk management policies and procedures, reviews the internal control procedures to determine their effectiveness and monitors compliance with TransCanada's policies and avoidance of conflicts of interest.

  Chair:    H.G. Schaefer
   Members:    R.B. Coleman, P. Gauthier, K.L. Hawkins, J.R. Paul

  Governance Committee

  The Governance Committee's mandate is to enhance TransCanada's governance through a continuing assessment of TransCanada's approach to corporate governance. This committee is responsible for recommending to the Board candidates for nomination as directors and the composition of the various Board committees, the functions for such committee to undertake and to review and recommend compensation for Board and committee service. The Governance Committee is also responsible for the administration of the DSU Plan including the granting of units under the plan. The Governance Committee also reviews the performance of directors and the Board, in conjunction with the Chair of the Board, as noted above, monitors the relationship between management and the Board, and reviews TransCanada's structures to ensure that the Board is able to function independently of management. The Chair of the

18    TRANSCANADA PIPELINES LIMITED

  committee reviews the performance of the Chair of the Board. The committee is also mandated to undertake initiatives as are needed to help deliver pre-eminent corporate governance.

  Chair:    W. Dobson
   Members:    D.P. O'Brien, J.R. Paul, H.G. Schaefer

  Health, Safety and Environment Committee

  The Health, Safety and Environment Committee's mandate is to monitor the health, safety and environmental practices and procedures of TransCanada and its subsidiaries for compliance with applicable legislation, conformity with industry standards and prevention or mitigation of losses. The Health, Safety and Environment Committee also considers whether the implementation of TransCanada's policies related to health, safety and environmental matters is effective. It reviews reports and, when appropriate, makes recommendations to the Board on TransCanada's policies and procedures related to health, safety and the environment. This committee meets separately with relevant officers of TransCanada and its business units who have responsibility for these matters and reports to the Board on such meetings.

  Chair:    D.D. Baldwin
   Members:    R.B. Coleman, P. Gauthier, D.S. Macdonald, W.T. Stephens, J.D. Thompson

  Human Resources Committee

  This Committee reviews human resource policies and plans, monitors succession planning, and assesses the performance of the CEO and other senior officers of TransCanada and its major subsidiaries against set objectives. The Committee also approves the salary and other remuneration to be awarded to senior executive officers of TransCanada and its major subsidiaries. The Committee reports to the Board with recommendations on the remuneration package for the Chair and the CEO. The Committee approves the executive compensation plans, as well as approving any major changes to compensation and benefit plans. The Committee also considers and approves any changes to the Company's Canadian pension plans relating to benefit changes. Further, the Committee administers KESIP and the Performance Unit Plan, including the granting of options and units, respectively, under such plans.

  Chair:    K.L. Hawkins
   Members:    W. Dobson, D.S. Macdonald, W.T. Stephens, J.D. Thompson

  Chair's Participation in Committees

  Mr. Haskayne is a non-voting member of all of the committees of the Board.

Directors' and Officers' Liability Insurance

  TransCanada maintains Directors' and Officers' Liability Insurance with policy limits of US $175 million in the aggregate, subject to a deductible in respect of corporate reimbursement of US $250,000 for each loss. Generally, under this insurance, TransCanada is reimbursed for payments made under corporate indemnity provisions on behalf of its directors and officers, and individual directors and officers (or their heirs and legal representatives) are covered for losses arising during the performance of their duties for which they are not indemnified by TransCanada. Major exclusions from coverage include claims arising from illegal acts, those acts which result in illegal personal profit, violation of any fiduciary duty under the United States of America Employee Retirement Income Security Act of 1974, pollution damage (except for resultant shareholder actions) and claims brought by a director or officer against another director or officer or by TransCanada against a director or officer except for shareholder derivative actions. For the year ended December 31, 2001, the total annual premium in respect of such insurance was $678,626, which was paid entirely by TransCanada.

TRANSCANADA PIPELINES LIMITED    19

Directors' Approval

  The contents of this Circular and the sending of it to each shareholder entitled to receive notice of the Meeting, to each director, to the auditors of TransCanada and to the appropriate governmental agencies, have been approved by the Board of TransCanada.

Certificate

  The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Harold N. Kvisle	Russell K. Girling
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer

Dated at Calgary, Alberta
February 26, 2002

20    TRANSCANADA PIPELINES LIMITED

APPENDIX A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Guideline 1	Board of Directors should explicitly assume responsibility for stewardship of the corporation
Does TransCanada Align?	Yes
Description of Approach
At TransCanada, the Board has responsibility for the overall stewardship of the Company, establishing the overall policies and standards of TransCanada in the operation of its businesses and reviewing and approving its strategic plans.

Guideline 1 a	Board of Directors should specifically assume responsibility for the adoption of a strategic planning process
Does TransCanada Align?	Yes
Description of Approach
The Board believes that management is primarily responsible for development of corporate strategy. It is the role of the Board to review, question, validate and approve material changes in the strategy of TransCanada. The Board believes that strategy development is an interactive process between management and the Board.

The Board meets on an annual basis for a comprehensive strategic planning session at which time it reviews and approves the strategic plans of TransCanada. The Board recognizes that strategic planning is a continuous process and as such the Board meets from time to time during the year as strategic plans evolve and require Board approval.

Guideline 1 b	Board of Directors should specifically assume responsibility for the identification of principal business risks, and implementation of risk management systems
Does TransCanada Align?	Yes
Description of Approach
The Board is responsible for understanding the principal risks associated with TransCanada's business on an ongoing basis and it is the responsibility of management to assure that the Board and its committees are kept well informed of these changing risks on a timely basis.

The Audit and Risk Management Committee of the Board reviews TransCanada's risk management policies and procedures and reports to the Board on these matters on a quarterly basis. The Board also receives and reviews reports from the Health, Safety and Environment Committee at least three times a year.

Guideline 1 c	Board of Directors should specifically assume responsibility for succession planning, including appointing, training and monitoring senior management
Does TransCanada Align?	Yes
Description of Approach
The Board believes that succession planning and management development are key to the ongoing process that contributes substantially to the success of TransCanada. The CEO provides a detailed report to the Human Resources Committee and a summary presentation to the Board on these matters on an annual basis.

At least once a year, the Human Resources Committee reviews and reports to the Board on existing management resources and plans, including recruitment and training programs, for ensuring that qualified personnel will be available for succession to executive officer positions in TransCanada and key officer positions in its major subsidiaries.
The Human Resources Committee conducts an annual review and assessment of the performance of the CEO and the senior executive officers of TransCanada.

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Guideline 1 d	Board of Directors should specifically assume responsibility for communications policy
Does TransCanada Align?	Yes
Description of Approach
The Board has put processes in place to ensure effective, timely and non-selective communications between TransCanada, its stakeholders and the public. The Board, or the appropriate committee thereof, reviews the content of TransCanada's major communications to shareholders and the investing public, including the quarterly and annual reports, and approves the Management Proxy Circular, the Annual Information Form and any prospectuses that may be issued. The disclosed information is released through mailings to shareholders, news wire services, the general media and TransCanada's home page on the internet.

The Board believes that it is the function of management to speak for TransCanada in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. It is understood that the Chair or other individual directors may from time to time be requested by management to assist with such communications. If communications from stakeholders are made to the Chair or to other individual directors, management is informed and consulted to determine an appropriate response.

TransCanada has an investor relations group which responds to analyst, institutional and individual shareholder inquiries and maintains a toll-free telephone line for ease of contact. Individual queries, comments or suggestions can be made at any time by calling or writing directly to TransCanada's head office in Calgary, Alberta. In addition, TransCanada has a communications group to respond to inquiries from media, government and the public. Together, these groups deal with stakeholder concerns and ensure that all inquiries receive a full and timely response.

Guideline 1 e	Board of Directors should specifically assume responsibility for the integrity of internal control and management information systems
Does TransCanada Align?	Yes
Description of Approach
TransCanada attempts to achieve a balance between mandating controls related to financial or other matters that give the Board reasonable assurances that its responsibilities are discharged and, at the same time, avoiding the creation of an unnecessarily bureaucratic and costly system of control mechanisms.
The Board has created four separate committees, each of which is responsible for reviewing and advising the Board on controls related to their specific areas.
TransCanada's internal controls are monitored on a regular basis by the Audit and Risk Management Committee, through management and through the work of the internal and external auditors.

Guideline 2	Majority of directors should be "unrelated" (independent from management and free from conflicts of interest)
Does TransCanada Align?	Yes
Description of Approach
The Governance Committee makes a periodic review to determine the existence of any relationships between each director and TransCanada in furtherance of ensuring that the majority of directors are independent and unrelated to TransCanada and, where any relationships exist, the director is acting appropriately.

The Board believes that, as a matter of policy, there should be a majority of outside, unrelated directors on TransCanada's Board. To this end, the Board has determined the number of officers or senior managers of TransCanada or its subsidiaries who may serve as directors at any one time shall be limited to a maximum of three.
If the proposed directors are elected to the Board, 10 out of 12 directors will be unrelated to TransCanada.

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Guideline 3	Disclose for each director whether he or she is unrelated, and how that conclusion was reached
Does TransCanada Align?	Yes
Description of Approach	Douglas D. Baldwin, former President and CEO of TransCanada up to April 30, 2001, is not an unrelated director.
Harold N. Kvisle, President and CEO of TransCanada is not an unrelated director.

For the remainder of the proposed directors, each of them is independent of management, none has any interest, business or other relationship that could or could reasonably be perceived to materially interfere with his or her ability to act in the best interests of TransCanada and, except for the Chair and Vice-Chair, none has received remuneration from TransCanada in excess of directors' fees.
— Ronald B. Coleman — unrelated
— Wendy Dobson — unrelated
— Paule Gauthier — unrelated
— Richard F. Haskayne — unrelated (Chair)
— Kerry L. Hawkins — unrelated
— David P. O'Brien — unrelated
— D.S. Macdonald — unrelated (Retiring April 27, 2002)
— James R. Paul — unrelated
— Harry G. Schaefer — unrelated (Vice-Chair)
— W. Thomas Stephens — unrelated
— Joseph D. Thompson — unrelated

Guideline 4	Appoint a committee of outside directors responsible for appointment of new nominees and ongoing assessment of directors
Does TransCanada Align?	Yes
Description of Approach
The Governance Committee annually reviews the general and specific criteria applicable to candidates to be considered for nomination to the Board. The objective of this review is to maintain the composition of the Board in a way that provides the best mix of skills and experience to guide the long-term strategy and ongoing business operations of TransCanada.
The Governance Committee makes recommendations to the Board and the Board is responsible for identifying suitable candidates to be recommended for election to the Board by the shareholders.

The Governance Committee, together with the Chair, annually assesses the performance of individual directors and the Chair of the Governance Committee annually assesses the performance of the Chair of the Board.

Guideline 5	Implement a committee process for assessing the effectiveness of the Board of Directors, its committees and the contribution of individual directors
Does TransCanada Align?	Yes
Description of Approach
The Governance Committee is responsible to make an annual assessment of the overall performance of the Board and its individual members and to report its findings to the Board. A questionnaire is utilized as part of this process.

The assessment examines the effectiveness of the Board as a whole and specifically reviews areas that the Board and/or management believe could be improved to ensure the continued effectiveness of the Board in the execution of its responsibilities.

The Governance Committee also makes recommendations relative to the composition of the various committees of the Board. On an annual basis the Board also evaluates its performance and that of individual directors through formal interviews of each director by the Chair of the Board based on results of the annual directors' questionnaire and the Company's individual director's terms of reference. The Chair of the Governance Committee interviews each director on his or her assessment of the Chair's performance vis à vis his mandate.

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Guideline 6	Provide orientation and education programs for new recruits to the Board of Directors
Does TransCanada Align?	Yes
Description of Approach
New directors are provided with an orientation and education program that includes written information about the duties and obligations of directors, the business and operations of TransCanada, documents from recent Board meetings, and opportunities for meetings and discussion with senior management and other directors. The details of the orientation of each new director are tailored to each director's individual needs and areas of interest.

Guideline 7	Examine size of Board of Directors, with a view to improving effective decision-making and, if appropriate, undertake a program to reduce the number of directors
Does TransCanada Align?	Yes
Description of Approach
Although the maximum number of directors permitted by TransCanada's Articles is 20, the Board has determined that, at present, it is in the best interests of TransCanada to maintain a smaller Board, in the range of 12 to 14. It is the Board's belief that this range is currently sufficient to provide a diversity of expertise and opinions and allow effective committee organization, yet small enough for efficient meetings and decision-making.
The Governance Committee is mandated to review the size, composition and profile of the Board from time to time and recommends changes to the Board when appropriate.

Guideline 8	Review adequacy and form of compensation of directors to ensure compensation reflects risks and responsibilities
Does TransCanada Align?	Yes
Description of Approach
The Governance Committee reviews the compensation of the directors on an annual basis, taking into account such matters as time commitment, responsibility and compensation provided by comparable companies.

Guideline 9	Committees should generally be composed of outside directors a majority of whom are unrelated
Does TransCanada Align?	Yes
Description of Approach
The Board believes that, as a matter of policy, there should be a majority of unrelated directors on each of the committees. The Governance Committee, the Human Resources Committee and the Audit and Risk Management Committee are composed entirely of unrelated directors.

Guideline 10	Appoint a committee responsible for developing an approach to corporate governance issues
Does TransCanada Align?	Yes
Description of Approach	The mandate of the Governance Committee includes responsibility to undertake initiatives as are needed to help deliver pre-eminent corporate governance.

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Guideline 11 a	Define limits to management's responsibilities by developing position descriptions for:
(i) the Board of Directors
Does TransCanada Align?	Yes
Description of Approach
The Board has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. However, the Board has adopted its own terms of reference which were prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.
(ii) the CEO
Does TransCanada Align?	Yes
Description of Approach	The Board reviews terms of reference for the position of the CEO on an annual basis which defines the CEO's duties and responsibilities. These duties include:

— the development and recommendation of strategic plans to the Board that ensure TransCanada's profitable growth and overall success and includes involving the Board in the early stages of strategy development;
— the implementation of business and operational plans;
— reporting regularly to the Board on the overall progress and results against operating and financial objectives;
— the authorization of the commitment of funds to capital projects not included in a budget nor approved by the Board to a maximum of $25 million; and

— the commitment of corporate resources and entrance into agreements in the ordinary course of business in order to pursue the approved strategies of TransCanada with the proviso that major commitments, exposures and risks are reported to the Board on a regular and timely basis.
The Human Resources Committee and the Board of Directors also annually review and approve the CEO's personal performance objectives.

Guideline 11 b	Board of Directors should approve or develop corporate objectives which the CEO is responsible for meeting
Does TransCanada Align?	Yes
Description of Approach
The Human Resources Committee conducts an annual review of the performance of the Company and the CEO as measured against objectives established in the prior year by the Human Resources Committee and the CEO. The results of this annual review are communicated to the Board's other directors who then make an evaluation of the overall performance of the Company and the CEO. This performance evaluation is communicated to the CEO by the Chair and the Chair of the Human Resources Committee. The evaluation is used by the Human Resources Committee in its deliberations concerning the CEO's annual compensation. The evaluation of performance against corporate objectives forms part of the determination of the entire compensation of all employees.
One of the CEO's objectives is to annually establish a Board approved plan for senior management development and succession.

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Guideline 12	Establish procedures to enable the Board of Directors to function independently of management
Does TransCanada Align?	Yes
Description of Approach
The Governance Committee has the responsibility to ensure that the Board functions independently of management. The Governance Committee's responsibilities include the review of TransCanada's structures and procedures to ensure the Board is able to, and in fact is, functioning independently of management. In addition, the Governance Committee monitors the quality of the relationship between management and the Board and recommends improvements as deemed necessary or desirable.
Directors of TransCanada who are not members of management meet regularly to discuss matters of interest independent of any management influence.

The Chair is appointed by the Board in a non-executive capacity. In the event that a Chair is appointed in an executive capacity, the Board will appoint an unrelated director to serve in the capacity of "Lead Director" whose responsibility would be to ensure that the Board can function independently of management.

Guideline 13	Establish an audit committee composed only of outside directors with specifically defined roles and responsibilities
Does TransCanada Align?	Yes
Description of Approach	All of the members of the Audit and Risk Management Committee are independent and unrelated to TransCanada.
The terms of reference of the Audit and Risk Management Committee specifically define its roles and responsibilities.

Guideline 14	Implement a system to enable individual directors to engage outside advisors at the corporation's expense
Does TransCanada Align?	Yes
Description of Approach
TransCanada recognizes that occasionally individual directors may need the services of an advisor or expert to assist on matters involving their responsibilities as Board members. The Board has determined that any director who wishes to engage an outside advisor at the expense of TransCanada may do so if he or she first obtains authorization of the Governance Committee.

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The Management Proxy Circular dated February 27, 2001 for TransCanada's last annual meeting has been filed with the securities commissions or similar authorities in Canada. The Annual Information Form of TransCanada for the year ended December 31, 2001, dated February 26, 2002, will be filed prior to April 1, 2002 with the securities commissions or similar authorities in Canada, and under cover of Form 40-F with the U.S. Securities and Exchange Commission. The 2002 Management Proxy Circular and the Annual Information Form for the year ended December 31, 2001 will be available commencing March 26, 2002 (without charge to holders of common shares of TransCanada) upon request to the Corporate Secretary of TransCanada PipeLines Limited, 450 - 1st Street S.W., Calgary, Alberta, T2P 5H1.

Canadian Mail Service Interruption: If there is a mail service interruption in Canada prior to mailing by a shareholder of a completed proxy to TransCanada's transfer agent, Computershare Trust Company of Canada, it is recommended that the shareholder deposit the completed proxy, in the envelope provided, at any of the following offices of Computershare:

Alberta 530 - 8th Avenue S.W., Suite 600 Calgary	Ontario 100 University Ave., 9th Floor Toronto
British Columbia 510 Burrard Street, 2nd Floor Vancouver	Québec 1800 McGill College Avenue, 6th Floor Montréal
Manitoba 201 Portage Avenue, Suite 1190 Winnipeg	Nova Scotia 1465 Brenton Street, 5th Floor Halifax

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SIGNATURES
EXHIBIT INDEX
NOTICE OF 2002 ANNUAL MEETING OF SHAREHOLDERS
TABLE OF CONTENTS
NOTICE OF ANNUAL MEETING
MANAGEMENT PROXY CIRCULAR
General Information
Information on Voting
Business to be Transacted at the Meeting
Compensation and Other Information
APPENDIX A STATEMENT OF CORPORATE GOVERNANCE PRACTICES